UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     May 14, 2014

Financial Results Fiscal Year 3/2014 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc. Sumitomo Mitsui Banking Corporation

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

Financial highlights for FY3/2014

1. Income analysis

Consolidated	(Millions of yen)

		FY3/2014		FY3/2013
			Change
Consolidated gross profit	1	2,898,233	105,342	2,792,891
Net interest income	2	1,484,169	91,533	1,392,636
Trust fees	3	2,472	601	1,871
Net fees and commissions	4	984,589	76,421	908,168
Net trading income	5	211,881	45,264	166,617
Net other operating income	6	215,120	(108,477)	323,597
General and administrative expenses	7	(1,569,945)	(73,651)	(1,496,294)
Credit costs	8	(96,797)	86,755	(183,552)
Write-off of loans	9	(84,933)	48,706	(133,639)
Provision for specific reserve for possible loan losses	10	-	104,180	(104,180)
Provision for general reserve for possible loan losses	11	-	(67,530)	67,530
Other credit costs	12	(11,863)	1,399	(13,262)
Gains on reversal of reserve for possible loan losses	13	136,212	136,212	-
Recoveries of written-off claims	14	9,657	(779)	10,436
Gains (losses) on stocks	15	89,243	110,216	(20,973)
Equity in earnings (losses) of affiliates	16	10,241	4,932	5,309
Other income (expenses)	17	(44,514)	(10,442)	(34,072)

Ordinary profit	18	1,432,332	358,587	1,073,745

Extraordinary gains (losses)	19	(9,637)	74	(9,711)
Gains (losses) on disposal of fixed assets	20	(8,595)	(3,115)	(5,480)
Losses on impairment of fixed assets	21	(3,348)	966	(4,314)
Income before income taxes and minority interests	22	1,422,694	358,661	1,064,033
Income taxes - current	23	(290,186)	(10,288)	(279,898)
Income taxes - deferred	24	(168,618)	(302,548)	133,930
Income before minority interests	25	963,889	45,824	918,065
Minority interests in net income	26	(128,532)	(4,526)	(124,006)

Net income	27	835,357	41,298	794,059

Note:

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13+14)	28	49,073	222,188	(173,115)
Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Reference:				(Billions of yen)
Consolidated net business profit	29	1,242.4	76.2	1,166.2
Note:	Consolidated net business profit = (SMBC’s non-consolidated banking profit (before provision for general reserve for possible loan losses))
	+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)
	- (Internal transactions (dividends, etc.))

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2014		Mar. 31, 2013
			Change
Consolidated subsidiaries	30	324	1	323
Equity method affiliates	31	46	2	44

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2014		FY3/2013
			Change
Gross banking profit	1	1,558,184	18,089	1,540,095
Gross domestic profit	2	1,112,008	13,096	1,098,912
Net interest income	3	880,647	67,011	813,636
Trust fees	4	1,945	145	1,800
Net fees and commissions	5	230,441	(2,794)	233,235
Net trading income	6	(73)	(1,516)	1,443
Net other operating income	7	(952)	(49,747)	48,795
Gains (losses) on bonds	8	(4,862)	(45,541)	40,679
Gross international profit	9	446,175	4,993	441,182
Net interest income	10	184,258	26,693	157,565
Net fees and commissions	11	126,938	16,412	110,526
Net trading income	12	36,852	42,077	(5,225)
Net other operating income	13	98,125	(80,191)	178,316
Gains (losses) on bonds	14	5,596	(67,573)	73,169
Expenses (excluding non-recurring losses)	15	(745,745)	(18,009)	(727,736)
Personnel expenses	16	(283,236)	(13,145)	(270,091)
Non-personnel expenses	17	(425,140)	(5,937)	(419,203)
Taxes	18	(37,368)	1,072	(38,440)

Banking profit (before provision for general reserve for possible loan losses)	19	812,438	80	812,358
Gains (losses) on bonds	20	734	(113,115)	113,849

Provision for general reserve for possible loan losses	21	-	-	-
Banking profit	22	812,438	80	812,358

Non-recurring gains (losses)	23	140,078	281,583	(141,505)
Credit costs	24	(8,945)	37,381	(46,326)
Gains on reversal of reserve for possible loan losses	25	132,784	106,037	26,747
Recoveries of written-off claims	26	82	28	54
Gains (losses) on stocks	27	106,410	142,072	(35,662)
Gains (losses) on sale of stocks and other securities	28	112,682	112,213	469
Losses on devaluation of stocks and other securities	29	(6,272)	29,859	(36,131)
Other non-recurring gains (losses)	30	(90,252)	(3,933)	(86,319)

Ordinary profit	31	952,516	281,664	670,852

Extraordinary gains (losses)	32	(6,033)	(582)	(5,451)
Gains (losses) on disposal of fixed assets	33	(3,604)	(1,404)	(2,200)
Losses on impairment of fixed assets	34	(2,428)	822	(3,250)
Income before income taxes	35	946,483	281,083	665,400
Income taxes - current	36	(182,869)	26,835	(209,704)
Income taxes - deferred	37	(158,358)	(320,453)	162,095

Net income	38	605,255	(12,536)	617,791

Total credit cost (21+24+25+26)	39	123,920	143,443	(19,523)
Provision for general reserve for possible loan losses	40	66,627	(5,053)	71,680
Write-off of loans	41	(4,520)	35,738	(40,258)
Provision for specific reserve for possible loan losses	42	66,899	112,001	(45,102)
Losses on sales of delinquent loans	43	(4,425)	1,642	(6,067)
Provision for loan loss reserve for specific overseas countries	44	(742)	(910)	168
Recoveries of written-off claims	45	82	28	54

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Banking profit per employee / overhead ratio

SMBC non-consolidated	(Millions of yen, %)

	FY3/2014		FY3/2013
		Change
Banking profit (before provision for general reserve for possible loan losses)	812,438	80	812,358
Per employee (thousands of yen)	34,922	(448)	35,370

Overhead ratio	47.9	0.6	47.3

Notes	1.	Banking profit per employee is calculated based on the average number of employees during the period, which includes executive officers (other than board members) and locally hired overseas staff; excludes temporary staff, transferred staff to other companies and employees temporarily transferred from other companies.
	2.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest spread (domestic)

SMBC non-consolidated	(%)

	FY3/2014			FY3/2013

		Six months ended Sep. 30, 2013	Six months ended Mar. 31, 2014
Yield on interest earning assets (A)	1.30	1.41	1.19	1.10
Interest earned on loans and bills discounted (C)	1.41	1.44	1.39	1.54
Interest earned on securities	1.18	1.49	0.81	0.55
Total cost of funding (including expenses) (B)	0.86	0.87	0.85	0.90
Cost of interest bearing liabilities	0.08	0.09	0.07	0.10
Interest paid on deposits, etc. (D)	0.04	0.04	0.03	0.05
Interest paid on other liabilities	0.25	0.28	0.22	0.30
Expense ratio	0.78	0.78	0.78	0.80
Overall interest spread (A) - (B)	0.44	0.54	0.34	0.20
Interest spread (C) - (D)	1.37	1.40	1.36	1.49

4. Gains (losses) on securities

SMBC non-consolidated	(Millions of yen)

	FY3/2014		FY3/2013
		Change
Gains (losses) on bonds	734	(113,115)	113,849
Gains on sales	36,761	(116,816)	153,577
Losses on sales	(22,441)	10,678	(33,119)
Gains on redemption	0	(0)	0
Losses on redemption	(13,425)	(6,816)	(6,609)
Losses on devaluation	(160)	(160)	-

Gains (losses) on stocks	106,410	142,072	(35,662)
Gains on sales	120,227	91,945	28,282
Losses on sales	(7,544)	20,268	(27,812)
Losses on devaluation	(6,272)	29,859	(36,131)

Sumitomo Mitsui Financial Group

5. Unrealized gains (losses) on securities

Consolidated									(Millions of yen)
		Mar. 31, 2014					Mar. 31, 2013
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
								(b)	Gains	Losses
			(a)	(a) - (b)	Gains	Losses
Held-to-maturity purpose	1	4,536,849	33,797	(27,353)	33,950	153	5,852,111	61,150	61,191	41
Other securities	2	22,866,288	1,404,992	283,394	1,523,711	118,718	35,776,786	1,121,598	1,256,572	134,973
Stocks	3	3,185,495	1,131,143	359,906	1,186,150	55,006	2,806,706	771,237	867,109	95,872
Bonds	4	12,897,704	65,592	(42,728)	69,838	4,245	24,525,328	108,320	112,202	3,881
Japanese government bonds	5	9,911,224	22,454	(42,116)	23,499	1,044	21,479,939	64,570	64,785	214
Others	6	6,783,089	208,255	(33,785)	267,722	59,466	8,444,750	242,040	277,260	35,220
Other money held in trust	7	23,120	-	(10)	-	-	22,789	10	10	-
Total	8	27,426,258	1,438,789	256,030	1,557,661	118,872	41,651,687	1,182,759	1,317,774	135,015
Stocks	9	3,185,495	1,131,143	359,906	1,186,150	55,006	2,806,706	771,237	867,109	95,872
Bonds	10	17,425,753	99,388	(70,079)	103,787	4,398	30,365,341	169,467	173,390	3,922
Others	11	6,815,009	208,257	(33,797)	267,723	59,466	8,479,639	242,054	277,274	35,220

SMBC non-consolidated									(Millions of yen)
		Mar. 31, 2014					Mar. 31, 2013
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
								(b)	Gains	Losses
			(a)	(a)-(b)	Gains	Losses
Held-to-maturity purpose	12	4,436,939	33,115	(26,789)	33,240	124	5,735,948	59,904	59,941	37
Stocks of subsidiaries and affiliates	13	3,148,478	(72,421)	(56,095)	7,158	79,579	2,474,054	(16,326)	7,274	23,600
Other securities	14	20,288,361	1,284,779	244,119	1,391,833	107,054	33,655,434	1,040,660	1,165,723	125,062
Stocks	15	3,118,385	1,109,090	339,405	1,159,836	50,746	2,792,916	769,685	862,237	92,551
Bonds	16	11,831,122	59,993	(35,268)	63,934	3,940	23,126,292	95,261	98,552	3,291
Japanese government bonds	17	9,491,777	20,884	(34,741)	21,872	987	20,717,193	55,625	55,808	182
Others	18	5,338,853	115,695	(60,018)	168,062	52,367	7,736,225	175,713	204,933	29,219
Other money held in trust	19	2,060	-	(10)	-	-	2,372	10	10	-
Total	20	27,875,841	1,245,474	161,225	1,432,232	186,758	41,867,810	1,084,249	1,232,949	148,699
Stocks	21	4,287,847	1,104,367	340,081	1,166,995	62,627	3,900,774	764,286	869,511	105,224
Bonds	22	16,268,062	93,109	(62,056)	97,174	4,065	28,862,241	155,165	158,494	3,328
Others	23	7,319,931	47,997	(116,800)	168,062	120,065	9,104,794	164,797	204,943	40,146

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of March 31, 2014 and March 31, 2013, are 17,031 million yen and 29,831 million yen, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25)

Sumitomo Mitsui Financial Group

6. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated	(Billions of yen	)

	Mar. 31, 2014					Mar. 31, 2013

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	5,340.7	9,207.8	1,643.6	75.9	16,268.1	8,429.5	17,822.5	2,546.7	63.6	28,862.2
Japanese government bonds	4,689.1	7,733.0	1,400.8	-	13,822.9	8,105.7	16,041.9	2,084.1	-	26,231.7
Japanese local government bonds	12.4	33.9	0.5	0.0	46.8	45.4	113.0	0.7	0.0	159.1
Japanese corporate bonds	639.2	1,440.9	242.3	75.9	2,398.3	278.5	1,667.6	461.9	63.6	2,471.5
Others	766.9	1,920.5	552.2	384.1	3,623.7	630.3	4,855.3	243.6	459.9	6,189.2
Total	6,107.6	11,128.3	2,195.8	460.1	19,891.8	9,059.9	22,677.8	2,790.3	523.5	35,051.4

7. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen	)

	Mar. 31, 2014				Mar. 31, 2013
			Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	99.0	75.9	23.1	(44.6)	78.4	22.6	55.9	(7.7)
Currency swaps	49.2	549.9	(500.6)	(48.8)	20.2	200.0	(179.9)	(37.2)
Others	0.4	0.2	0.2	7.4	0.9	-	0.9	51.8
Total	148.7	626.0	(477.3)	(86.1)	99.5	222.6	(123.1)	6.8

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Appendix: Contract amount of interest rate swaps (under deferred hedge accounting), classified by maturity

(Billions of yen)

	Mar. 31, 2014				Mar. 31, 2013

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,865.0	18,137.6	7,007.1	29,009.6	2,347.4	15,046.7	8,201.6	25,595.6
Receivable floating rate / payable fixed rate	652.1	8,229.1	6,842.0	15,723.1	870.7	5,401.9	7,198.2	13,470.9
Receivable floating rate / payable floating rate	10.4	-	-	10.4	-	16.6	-	16.6

Total	4,527.5	26,366.7	13,849.1	44,743.2	3,218.1	20,465.3	15,399.8	39,083.1

Sumitomo Mitsui Financial Group

8. Employee retirement benefits

Consolidated

 (1) Projected benefit obligation

		(Millions of yen )
		Mar. 31, 2014

Fair value of plan assets	(A)	1,163,834
Projected benefit obligation	(B)	1,089,286
Net surplus (deficit)	(A-B)	74,547
Net defined benefit asset		119,932
Net defined benefit liability		45,385

Measurements of defined benefit plans (before tax effect deduction)		115,051
	Unrecognized prior service cost (deductible from the obligation)	(1,146)
	Unrecognized net actuarial gain (loss)	116,198

(2) Retirement benefit expenses				(Millions of yen)
		FY3/2014		FY3/2013
			Change
Retirement benefit expenses		60,134	7,860	52,274

SMBC non-consolidated (1) Projected benefit obligation				(Millions of yen)
		Mar. 31, 2014		Mar. 31, 2013
			Change
Projected benefit obligation	(A)	927,258	(33,154)	960,412
<Discount rate>		<1.5%>	< - >	<1.5%>
Fair value of plan assets	(B)	1,039,514	113,660	925,854
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	226,615	8,343	218,272
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	114,360	(138,470)	252,830

(2) Retirement benefit expenses

				(Millions of yen)
		FY3/2014		FY3/2013
			Change
Retirement benefit expenses		42,612	5,470	37,142
Service cost		22,608	4,751	17,857
Interest cost on projected benefit obligation		14,406	(6,678)	21,084
Expected returns on plan assets		(28,363)	(2,605)	(25,758)
Amortization of unrecognized prior service cost		-	4,538	(4,538)
Amortization of unrecognized net actuarial gain (loss)		33,163	5,321	27,842
Others		798	143	655

Sumitomo Mitsui Financial Group

9. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes amount of direct reduction totaling 255.3 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 2.4 billion yen, Potentially bankrupt borrowers: 5.4 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [    ].

*5	Includes Specific reserve for Borrowers requiring caution totaling 0.6 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

10. Risk-monitored loans

Consolidated					(Millions of yen, %)
	Mar. 31, 2014				Mar. 31, 2013

		Ratio				Ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Bankrupt loans	39,601	0.1	(15,878)	(0.0)	55,479	0.1
Non-accrual loans	877,325	1.3	(253,237)	(0.4)	1,130,562	1.7
Past due loans (3 months or more)	14,679	0.0	(1,365)	(0.0)	16,044	0.0
Restructured loans	389,089	0.6	(95,874)	(0.1)	484,963	0.7
Total	1,320,695	1.9	(366,354)	(0.7)	1,687,049	2.6

Total loans (period-end balance)	68,227,688	100.0	2,595,597		65,632,091	100.0

Amount of direct reduction	454,610		(131,179)		585,789

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2014				Mar. 31, 2013

		Ratio				Ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Bankrupt loans	29,827	0.0	(15,122)	(0.1)	44,949	0.1
Non-accrual loans	614,678	1.0	(146,023)	(0.3)	760,701	1.3
Past due loans (3 months or more)	6,520	0.0	(2,484)	(0.0)	9,004	0.0
Restructured loans	186,194	0.3	(61,440)	(0.1)	247,634	0.4
Total	837,221	1.3	(225,069)	(0.5)	1,062,290	1.8

Total loans (period-end balance)	63,370,678	100.0	3,599,915		59,770,763	100.0

Amount of direct reduction	231,407		(89,790)		321,197

11. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Mar. 31, 2014				Mar. 31, 2013

		Reserve Ratio				Reserve Ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Reserve for possible loan losses	747,536	56.60	(181,330)	1.54	928,866	55.06
General reserve	473,159		(66,146)		539,305
Specific reserve	273,629		(115,926)		389,555
Loan loss reserve for specific overseas countries	747		742		5

Amount of direct reduction	511,043		(142,103)		653,146

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2014				Mar. 31, 2013

		Reserve Ratio				Reserve Ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Reserve for possible loan losses	472,548	56.44	(144,045)	(1.60)	616,593	58.04
General reserve	312,775		(62,386)		375,161
Specific reserve	159,025		(82,401)		241,426
Loan loss reserve for specific overseas countries	747		742		5

Amount of direct reduction	255,268		(100,788)		356,056

Note:    Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

12. Problem assets based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	203,581	(44,580)	248,161
Doubtful assets	762,276	(210,781)	973,057
Substandard loans	407,473	(97,657)	505,130
Total (A)	1,373,330	(353,019)	1,726,349

Normal assets	77,398,976	3,125,368	74,273,608
Total (B)	78,772,307	2,772,349	75,999,958
Problem asset ratio (A/B)	1.74	(0.53)	2.27

	(Millions of yen)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Total coverage (C)	1,149,973	(331,926)	1,481,899
Reserve for possible loan losses (D)	308,120	(139,533)	447,653
Amount recoverable by guarantees, collateral and others (E)	841,853	(192,392)	1,034,245

			(%)
Coverage ratio (C) / (A)	83.74	(2.10)	85.84
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	115.73	2.02	113.71

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	57.97	(6.71)	64.68
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	140.65	6.44	134.21

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	114,268	(31,170)	145,438
Doubtful assets	574,429	(116,959)	691,388
Substandard loans	192,715	(63,923)	256,638
Total (A)	881,413	(212,052)	1,093,465

Normal assets	71,907,016	4,617,468	67,289,548
Total (B)	72,788,430	4,405,417	68,383,013
Problem asset ratio (A/B)	1.21	(0.39)	1.60

Amount of direct reduction	255,268	(100,788)	356,056

Note:	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	(Millions of yen)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Total coverage (C)	780,422	(232,479)	1,012,901
Reserve for possible loan losses* (D)	212,961	(114,039)	327,000
Amount recoverable by guarantees, collateral and others (E)	567,461	(118,439)	685,900
* Sum of general reserve for substandard loans and specific reserve

			(%)
Coverage ratio (C) / (A)	88.54	(4.09)	92.63
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	117.99	(1.13)	119.12

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	67.83	(12.40)	80.23
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	150.52	(0.77)	151.29

Sumitomo Mitsui Financial Group

13. Results of off-balancing of problem assets

SMBC non-consolidated

(Billions of yen)

					Mar. 31, 2013 (b)
	Mar. 31, 2014 (a)
		(a) - (b)	Problem assets newly classified during FY3/2014	Amount of off-balancing
Bankrupt and quasi-bankrupt assets	114.3	(31.2)	23.9	(55.1)	145.5
Doubtful assets	574.4	(117.0)	146.0	(263.0)	691.4
Total	688.7	(148.2)	169.9	(318.1)	836.9

Result of measures connected to off-balancing (*1)	83.2				114.0

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(45.1)
	Reconstructive disposition			(26.8)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(66.7)
	Direct write-offs			106.4
	Others			(285.9)
		Collection / repayment, etc.		(186.7)
		Improvement in debtors’ performance		(99.2)
	Total			(318.1)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by industry

(1) Loans and bills discounted, classified by industry

SMBC non-consolidated	(Millions of yen,	%)

	Mar. 31, 2014			Mar. 31, 2013
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	48,191,322	100.0	597,979	47,593,343	100.0
Manufacturing	5,576,738	11.6	(48,084)	5,624,822	11.8
Agriculture, forestry, fisheries and mining	157,355	0.3	9,767	147,588	0.3
Construction	703,298	1.5	369	702,929	1.5
Transportation, communications and public enterprises	4,319,089	9.0	292,238	4,026,851	8.5
Wholesale and retail	3,871,723	8.0	130,903	3,740,820	7.9
Finance and insurance	6,727,681	14.0	474,065	6,253,616	13.1
Real estate and goods rental and leasing	6,229,315	12.9	(105,028)	6,334,343	13.3
Various services	3,685,128	7.6	188,324	3,496,804	7.3
Municipalities	1,022,817	2.1	30,584	992,233	2.1
Others	15,898,175	33.0	(375,158)	16,273,333	34.2
Overseas offices and Japan offshore banking accounts	15,179,355	100.0	3,001,936	12,177,419	100.0
Public sector	45,614	0.3	8,950	36,664	0.3
Financial institutions	1,252,313	8.3	352,909	899,404	7.4
Commerce and industry	12,497,387	82.3	2,152,952	10,344,435	84.9
Others	1,384,040	9.1	487,126	896,914	7.4
Total	63,370,678	-	3,599,915	59,770,763	-

Risk-monitored loans					(Millions of yen,	%)
	Mar. 31, 2014			Mar. 31, 2013
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	786,972	100.0	(221,166)	1,008,138	100.0
Manufacturing	109,432	13.9	(13,662)	123,094	12.2
Agriculture, forestry, fisheries and mining	1,101	0.1	(1,830)	2,931	0.3
Construction	46,716	5.9	(11,524)	58,240	5.8
Transportation, communications and public enterprises	101,934	13.0	(53,955)	155,889	15.5
Wholesale and retail	131,966	16.8	(9,147)	141,113	14.0
Finance and insurance	5,525	0.7	(1,046)	6,571	0.6
Real estate and goods rental and leasing	201,170	25.6	(102,380)	303,550	30.1
Various services	107,291	13.6	(22,282)	129,573	12.9
Municipalities	-	-	-	-	-
Others	81,832	10.4	(5,341)	87,173	8.6
Overseas offices and Japan offshore banking accounts	50,248	100.0	(3,904)	54,152	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	50,248	100.0	(3,904)	54,152	100.0
Others	-	-	-	-	-
Total	837,221	-	(225,069)	1,062,290	-

Sumitomo Mitsui Financial Group

(2) Problem assets based on the Financial Reconstruction Act classified by industry, and reserve ratio

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2014			Mar. 31, 2013
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	830,326	70.1	(207,829)	1,038,155
Manufacturing	114,771	64.9	(11,540)	126,311
Agriculture, forestry, fisheries and mining	1,101	71.0	(1,868)	2,969
Construction	46,781	68.9	(11,897)	58,678
Transportation, communications and public enterprises	102,205	68.9	(54,216)	156,421
Wholesale and retail	136,977	62.9	(9,168)	146,145
Finance and insurance	6,282	91.6	(1,096)	7,378
Real estate and goods rental and leasing	230,824	77.4	(89,723)	320,547
Various services	107,766	62.4	(22,834)	130,600
Municipalities	-	-	-	-
Others	83,614	100.0	(5,486)	89,100
Overseas offices and Japan offshore banking accounts	51,087	54.7	(4,223)	55,310
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	51,087	54.7	(4,223)	55,310
Others	-	-	-	-
Total	881,413	67.8	(212,052)	1,093,465

Notes	1.	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

SMBC non-consolidated		(Millions of yen)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Consumer loans	14,722,233	(233,611)	14,955,844
Housing loans	13,841,388	(244,844)	14,086,232
Self-residential purpose	11,089,976	(100,291)	11,190,267
Other consumer loans	880,844	11,232	869,612
(4) Loans to small- and medium-sized enterprises, etc.
SMBC non-consolidated		(Millions of yen, %)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Outstanding balance	33,090,555	(1,174)	33,091,729
Ratio to total loans	68.7	(0.8)	69.5
Note: Outstanding balance does not include loans at overseas offices and Japan offshore banking accounts.

Sumitomo Mitsui Financial Group

15. Loan portfolio, classified by country

SMBC Non-consolidated

(1) Loans to specific overseas countries

		(Millions of yen)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Loan balance	11,060	10,988	72
Number of countries	3	1	2

(2) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2014			Mar. 31, 2013
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	4,902,341	31.2	871,188	4,031,153	31.5
Indonesia	210,737	1.3	42,219	168,518	1.3
Thailand	608,844	3.9	85,633	523,211	4.1
Korea	330,704	2.1	52,522	278,182	2.2
Hong Kong	1,288,744	8.2	203,937	1,084,807	8.5
China	336,987	2.2	90,372	246,615	1.9
Singapore	963,883	6.1	18,096	945,787	7.4
India	456,913	2.9	157,799	299,114	2.3
Others	705,529	4.5	220,610	484,919	3.8
Oceania	1,128,975	7.2	175,239	953,736	7.5
North America	4,429,994	28.2	712,311	3,717,683	29.0
Central and South America	1,286,028	8.2	179,430	1,106,598	8.6
Brazil	171,512	1.1	6,203	165,309	1.3
Panama	580,172	3.7	(11,684)	591,856	4.6
Others	534,344	3.4	184,911	349,433	2.7
Western Europe	2,523,355	16.0	674,304	1,849,051	14.4
Eastern Europe	634,923	4.0	125,241	509,682	4.0
Russia	563,834	3.6	107,900	455,934	3.6
Others	71,089	0.4	17,341	53,748	0.4
Others	821,461	5.2	176,692	644,769	5.0

Total	15,727,077	100.0	2,914,405	12,812,672	100.0

 Note:    Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2014			Mar. 31, 2013
	(a)	Reserve ratio	(a) - (b)	(b)
Overseas offices and Japan offshore banking accounts	51,087	54.7	(4,223)	55,310
Asia	2,213	60.5	(2,092)	4,305
Oceania	-	-	-	-
North America	2,147	65.3	(7,548)	9,695
Central and South America	5,956	66.7	2,059	3,897
Western Europe	3,294	52.6	(458)	3,752
Eastern Europe	-	-	-	-
Others	37,475	53.6	3,816	33,659

Notes	1.	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

16. Balance of deposits and loans

 SMBC non-consolidated

(1) Balance of deposits and loans

(Millions of yen)

	FY3/2014		FY3/2013
	(a)	(a) - (b)	(b)
Deposits (period-end balance)	84,137,339	4,130,901	80,006,438
Deposits (average balance)	80,078,521	4,771,767	75,306,754
Domestic units	68,817,306	2,416,685	66,400,621

Loans (period-end balance)	63,370,678	3,599,915	59,770,763
Loans (average balance)	61,955,462	3,786,141	58,169,321
Domestic units	45,370,735	922,289	44,448,446
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits, classified by type of depositor
			(Millions of	yen)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Domestic deposits	74,653,054	2,005,654	72,647,400
Individual	40,159,579	1,331,856	38,827,723
Corporate	34,493,475	673,798	33,819,677
Note:	The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.

Reference			(Billions of	yen)
	Mar. 31, 2014		Mar. 31, 2013
	(a)	(a) - (b)	(b)
Balance of investment trusts	3,246.2	214.3	3,031.9
Balance to individuals	2,893.4	207.1	2,686.2
Note:	Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of	yen)
	FY3/2014		FY3/2013
	(a)	(a) - (b)
Sales of investment trusts to individuals	1,219.1	112.6	1,106.5

Sales of pension-type insurance	118.9	31.6	87.3

Sumitomo Mitsui Financial Group

17. Deferred tax assets and liabilities

					(Billions of yen)

SMBC Non-consolidated			Mar. 31, 2014	Change from Mar. 31, 2013	Mar. 31, 2013
(a) Total deferred tax assets	(b-c)	1	372.7	(134.4)	507.1
(b) Subtotal of deferred tax assets		2	733.8	(143.5)	877.3
Reserve for possible loan losses and write-off of loans		3	220.7	(112.6)	333.3
Taxable write-off of securities		4	300.4	(62.2)	362.6
Others		5	212.7	31.3	181.4
(c) Valuation allowance		6	361.1	(9.1)	370.2
(d) Total deferred tax liabilities		7	402.4	81.2	321.2
Net unrealized gains on other securities		8	342.6	77.8	264.8
Others		9	59.8	3.4	56.4

Net deferred tax assets	(a-d)	10	(29.7)	(215.6)	185.9
Amount corresponding to Net deferred losses on hedges included in line 5 and Net unrealized gains on other securities included in line 8		11	(307.9)	(55.8)	(252.1)
Others		12	278.2	(159.8)	438.0

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (*). SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

(*)JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final return before deducting operating loss carryforwards for the last 3 years

	(Billions of yen)
	FY3/2012	FY3/2013	FY3/2014
Income of final return before deducting operating loss carryforwards	310.3	658.4	496.9

Note:	Since the final declaration for the corporate income tax will be done at the end of June, the figures for FY3/2014 are estimated.

Sumitomo Mitsui Financial Group

18. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated			(Billions of yen, %)
	Mar. 31, 2014 [Preliminary]		Mar. 31, 2013 (b)
	(a)	(a) - (b)
(1) Total capital ratio (4) / (7)	15.51	0.80	14.71
(2) Tier 1 capital ratio (5) / (7)	12.19	1.26	10.93
(3) Common equity Tier 1 capital ratio (6) / (7)	10.63	1.25	9.38
(4) Total capital	9,561.4	375.4	9,186.0
(5) Tier 1 capital	7,514.3	685.3	6,829.0
(6) Common equity Tier 1 capital	6,550.8	694.9	5,855.9
(7) Risk weighted assets	61,623.3	(802.8)	62,426.1
(8) Required capital (7) X 8%	4,929.9	(64.2)	4,994.1

SMBC consolidated
(1) Total capital ratio	17.08	0.24	16.84
(2) Tier 1 capital ratio	13.43	0.74	12.69
(3) Common equity Tier 1 capital ratio	12.27	1.01	11.26

SMBC non-consolidated
(1) Total capital ratio	18.30	(0.32)	18.62
(2) Tier 1 capital ratio	14.02	0.10	13.92
(3) Common equity Tier 1 capital ratio	12.47	0.72	11.75
19. ROE
Consolidated			(%)
	FY3/2014		FY3/2013
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	13.8	(1.0)	14.8

Note:

ROE (denominator: Total stockholders’ equity)	=	Net income	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Appendix: Medium-term management plan for FY3/2012 to FY3/2014

	(%)
	FY3/2014		FY3/2013	Reference: Mar. 2014 target
	(a)	(a) - (b)	(b)
Common equity Tier 1 capital ratio *[1]	10.3%	1.7%	8.6%	8%
Consolidated net income RORA	1.4%	0.1%	1.3%	0.8%
Consolidated overhead ratio	53.0%	0.6%	52.4%	50% - 55%
SMBC non-consolidated overhead ratio	47.9%	0.6%	47.3%	45% - 50%
Overseas banking profit ratio *[2]	33.0%	2.8%	30.2%	30%

*1	Basel III fully-loaded basis, based on the Mar. 31, 2019 definition

*2	Based on the medium-term management plan assumed exchange rate of 1 USD=JPY 85

Sumitomo Mitsui Financial Group

20. Earnings target and dividends forecast for FY3/2015

(1) Earnings target

Consolidated			(Billions of yen)
	FY3/2015		FY3/2014
	Interim		Result
Ordinary profit	560.0	1,110.0	1,432.3
Net income	330.0	680.0	835.4

Reference:
SMBC non-consolidated			(Billions of yen)
	FY3/2015		FY3/2014
	Interim		Result
Gross banking profit	760.0	1,540.0	1,558.1
Expenses	(390.0)	(790.0)	(745.7)
Banking profit (before provision for general reserve for possible loan losses)	370.0	750.0	812.4
Total credit cost	50.0	0.0	123.9
Ordinary profit	400.0	730.0	952.5
Net income	280.0	510.0	605.3
(2) Dividends forecast

			(Yen)
	FY3/2015		FY3/2014
	Interim	Annual
Dividend per share for common stock	60	120	120

Reference:			(Billions of yen)
	FY3/2015		FY3/2014
	Interim	Annual
Total dividend	84.6	169.2	169.2

Sumitomo Mitsui Financial Group

Reference 1: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen	)

	March 31, 2014 (A)	March 31, 2013 (B)	Change (A-B)
Assets
Cash and due from banks	30,133,257	9,416,357	20,716,900
Call loans	557,619	487,175	70,444
Receivables under resale agreements	455,595	229,826	225,769
Receivables under securities borrowing transactions	643,127	701,890	(58,763)
Bills bought	20,091	27,792	(7,701)
Monetary claims bought	873,331	795,514	77,817
Trading assets	3,220,669	4,085,739	(865,070)
Money held in trust	2,060	2,372	(312)
Securities	27,317,549	41,347,000	(14,029,451)
Loans and bills discounted	63,370,678	59,770,763	3,599,915
Foreign exchanges	1,698,141	1,319,175	378,966
Other assets	1,298,327	1,676,110	(377,783)
Tangible fixed assets	753,279	733,157	20,122
Intangible fixed assets	182,351	167,159	15,192
Prepaid pension cost	226,615	218,272	8,343
Deferred tax assets	-	185,941	(185,941)
Customers’ liabilities for acceptances and guarantees	5,767,068	5,391,645	375,423
Reserve for possible loan losses	(472,548)	(616,593)	144,045
Reserve for possible losses on investments	(80,785)	(29,280)	(51,505)
Total assets	135,966,434	125,910,020	10,056,414
Liabilities
Deposits	84,137,339	80,006,438	4,130,901
Negotiable certificates of deposit	14,020,505	11,921,899	2,098,606
Call money	3,265,929	2,450,065	815,864
Payables under repurchase agreements	1,126,120	1,704,650	(578,530)
Payables under securities lending transactions	3,390,533	2,654,478	736,055
Commercial paper	1,806,866	1,499,499	307,367
Trading liabilities	2,400,057	3,590,373	(1,190,316)
Borrowed money	5,091,006	2,963,075	2,127,931
Foreign exchanges	490,873	351,885	138,988
Short-term bonds	25,000	20,000	5,000
Bonds	4,501,843	4,277,003	224,840
Due to trust account	698,953	643,350	55,603
Other liabilities	2,071,738	1,817,920	253,818
Reserve for employee bonuses	12,112	11,436	676
Reserve for executive bonuses	610	665	(55)
Reserve for point service program	1,338	1,945	(607)
Reserve for reimbursement of deposits	13,650	10,050	3,600
Deferred tax liabilities	29,744	-	29,744
Deferred tax liabilities for land revaluation	37,782	39,190	(1,408)
Acceptances and guarantees	5,767,068	5,391,645	375,423
Total liabilities	128,889,073	119,355,573	9,533,500
Net assets
Capital stock	1,770,996	1,770,996	-
Capital surplus	2,481,273	2,481,273	-
Capital reserve	1,771,043	1,771,043	-
Other capital surplus	710,229	710,229	-
Retained earnings	2,137,235	1,720,728	416,507
Other retained earnings	2,137,235	1,720,728	416,507
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	1,915,734	1,499,226	416,508
Treasury stock	(210,003)	(210,003)	-
Total stockholders’ equity	6,179,502	5,762,995	416,507
Net unrealized gains (losses) on other securities	926,836	742,338	184,498
Net deferred gains (losses) on hedges	(53,158)	23,301	(76,459)
Land revaluation excess	24,180	25,810	(1,630)
Total valuation and translation adjustments	897,858	791,451	106,407
Total net assets	7,077,360	6,554,446	522,914
Total liabilities and net assets	135,966,434	125,910,020	10,056,414

    Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen	)

	FY3/2014 (A)	FY3/2013 (B)	Change (A-B)
Ordinary income	2,342,582	2,121,369	221,213
Interest income	1,367,602	1,270,673	96,929
Interest on loans and discounts	945,454	954,116	(8,662)
Interest and dividends on securities	334,755	245,917	88,838
Trust fees	1,972	1,823	149
Fees and commissions	513,309	489,310	23,999
Trading income	37,059	5,780	31,279
Other operating income	142,006	278,366	(136,360)
Other income	280,632	75,414	205,218
Ordinary expenses	1,390,065	1,450,516	(60,451)
Interest expenses	302,697	299,478	3,219
Interest on deposits	62,784	60,491	2,293
Fees and commissions payments	155,957	145,572	10,385
Trading losses	280	9,562	(9,282)
Other operating expenses	44,833	51,254	(6,421)
General and administrative expenses	780,534	759,295	21,239
Other expenses	105,763	185,354	(79,591)
Ordinary profit	952,516	670,852	281,664
Extraordinary gains	2,365	42	2,323
Extraordinary losses	8,399	5,494	2,905
Income before income taxes	946,483	665,400	281,083
Income taxes - current	182,869	209,704	(26,835)
Income taxes - deferred	158,358	(162,095)	320,453
Total income taxes	341,228	47,609	293,619
Net income	605,255	617,791	(12,536)

Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2014	(Millions of yen	)

	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,499,226	(210,003)	5,762,995
Changes in the period
Cash dividends						(190,397)		(190,397)
Net income						605,255		605,255
Reversal of land revaluation excess						1,649		1,649
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	416,507	-	416,507
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,915,734	(210,003)	6,179,502

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	742,338	23,301	25,810	791,451	6,554,446
Changes in the period
Cash dividends					(190,397)
Net income					605,255
Reversal of land revaluation excess					1,649
Net changes in items other than stockholders’ equity in the period	184,498	(76,460)	(1,630)	106,406	106,406
Net changes in the period	184,498	(76,460)	(1,630)	106,406	522,914
Balance at the end of the period	926,836	(53,158)	24,180	897,858	7,077,360

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

4. Market value information on securities

SMBC Non-consolidated

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity

				(Millions of yen )
		Mar. 31, 2014
	Type	Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount	Japanese government bonds	4,061,397	4,093,197	31,800
	Japanese local government bonds	42,260	42,838	578
	Japanese corporate bonds	63,509	64,371	861
	Subtotal	4,167,166	4,200,406	33,240
Bonds whose fair value is below the balance sheet amount	Japanese government bonds	269,773	269,649	(124)
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	-	-	-
	Subtotal	269,773	269,649	(124)

	Total	4,436,939	4,470,055	33,115

(2) Investments in subsidiaries and affiliates
				(Millions of yen )
		Mar. 31, 2014
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries		60,577	49,898	(10,679)
Stocks of affiliates		181,864	120,123	(61,741)

Total		242,442	170,021	(72,421)

Note: Stocks of subsidiaries and affiliates whose fair value is extremely difficult to determine and the amounts of which are not included in the table above are as follows.
	(Millions of yen)
	Balance sheet amount
	Stocks of subsidiaries 2,732,955
	Stocks of affiliates 151,098
	Others 21,982

	Total 2,906,035

(3) Other securities
				(Millions of yen )
	Type	Mar. 31, 2014
		Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost	Stocks	2,594,046	1,434,209	1,159,836
	Bonds	10,691,287	10,627,353	63,934
	Japanese government bonds	8,491,720	8,469,848	21,872
	Japanese local government bonds	4,570	4,484	85
	Japanese corporate bonds	2,194,996	2,153,020	41,976
	Others	2,859,349	2,691,286	168,062
	Subtotal	16,144,683	14,752,849	1,391,833
Securities whose balance sheet amount is below the acquisition cost	Stocks	334,794	385,540	(50,746)
	Bonds	1,139,835	1,143,775	(3,940)
	Japanese government bonds	1,000,056	1,001,044	(987)
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	139,778	142,731	(2,953)
	Others	2,162,937	2,215,305	(52,367)
	Subtotal	3,637,567	3,744,621	(107,054)

	Total	19,782,250	18,497,471	1,284,779

Notes	1.	Net unrealized gains (losses) on Other securities shown above include gains of 17,031 million yen that are recognized in the statement of income by applying fair value hedge accounting.
	2.	Securities whose fair value is extremely difficult to determine and the amounts of which are not included in the table above are as follows.

(Millions of yen)
Balance sheet amount
Stocks	189,544
Others	316,566

Total	506,110

Sumitomo Mitsui Financial Group

(4) Write-down of securities

Securities other than those classified as trading purpose (excluding securities whose fair value is extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 6,833 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

SMBC Non-consolidated		(Millions of yen)
	Mar. 31, 2014

	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)	of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	2,060	2,060	-	-	-

Reference 2: Exposure to securitized products

1. Securitized products	Managerial accounting basis

Consolidated								(Billions of yen)
	March 31, 2014						March 31, 2013
	Balances (after provisions and write-offs)				Net unrealized gains/ losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2013		Change from Mar. 2013		Change from Mar. 2013
Cards, etc.	147.2	49.4	139.1	41.3	1.0	0.7	97.8	97.8	0.4
CLO	0.6	0.1	0.6	0.1	2.0	(0.1)	0.5	0.5	2.1
CMBS	9.3	0.8	9.3	0.8	0.5	(0.0)	8.5	8.5	0.5
RMBS, etc.	24.2	24.1	24.2	24.1	0.2	(0.0)	0.1	0.1	0.2
Total	181.3	74.4	173.1	66.2	3.7	0.5	106.9	106.9	3.2

Notes	1.	Balance of ABCP is 0.
	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated	(Billions of yen	)

	March 31, 2014				March 31, 2013
	Loans		Undrawn commitments		Loans	Undrawn commitments
		Change from Mar. 2013		Change from Mar. 2013
Europe	145.5	36.1	22.3	5.7	109.4	16.6
Japan	276.2	95.4	25.3	(11.0)	180.8	36.2
United States	123.9	50.1	108.0	31.4	73.8	76.5
Asia (ex. Japan)	57.4	(2.4)	4.8	(0.8)	59.8	5.6
Total	603.0	179.2	160.4	25.4	423.8	135.0